SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 23 May 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                Yes                            No        |X|
                    ---------------               ----------------




May 23, 2003


                       BP RESPONDS TO 'MINI-TENDER OFFER'


BP p.l.c. announced today that it had received notification that on May 13, 2003 TRC Capital Corporation commenced an unsolicited, below-market mini-tender offer to purchase up to 2,500,000 of the American Depositary Shares (ADS) of BP (equivalent to 15,000,000 Ordinary Shares, or approximately 0.07 per cent of BP's outstanding Ordinary Shares), at a price of $39.25 per ADS.

BP wishes to inform its ADS shareholders that it does not in any way recommend or endorse the TRC Capital Corporation offer and that BP is in no way associated with TRC Capital Corporation, the offer or the offer documentation.

BP cautions its ADS shareholders that the offer is being made at a 3.3 per cent discount to the closing price of $40.60 per ADS on May 12, 2003, the day before the offer commenced, and is below yesterday's closing price of $41.36. ADS shareholders are advised that, in addition to being below-market, the offer by TRC Capital Corporation contains other terms which may be disadvantageous to tendering ADS shareholders.

'Mini-tender' offers seek less than 5 per cent of a company's shares, thereby avoiding many disclosure and procedural requirements of the Securities and Exchange Commission (SEC). The SEC has issued an investor alert regarding 'mini-tender' offers on its website at www.sec.gov/investor/pubs/minitend.htm. The SEC has said that mini-tender offers "have been increasingly used to catch investors off guard" and that investors "may end up selling their securities at below-market prices."

The Canadian Securities Administrators have also expressed concerns with 'mini-tender' offers in an investor alert ("Mini-Tender Offers - Watch Out For Mini-Tender Offers at Below-Market Price!") accessible at www.osc.gov.on.ca/en/About/News/NewsReleases/1999/nr_19990927_mini.htm.

ADS shareholders are advised to consult with their investment advisors and to exercise caution with respect to this offer.

ADS shareholders who have already tendered are advised that they may withdraw their ADSs by providing the written notice described in the TRC Capital Corporation offering documents prior to the expiration of the offer on June 12, 2003.


                                    - ENDS -






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  BP p.l.c.
                                                 (Registrant)



Dated: 23 May 2003                               /s/ D. J. PEARL
                                                 ..............................
                                                 D. J. PEARL
                                                 Deputy Company Secretary